[redacted]

08027781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
Section

FEB 2 9 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kathy M. Stites 503-321-6007

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEARS ENDED DECEMBER 31, 2007 AND 2006
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL**

* * * * * *

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the years ended December 31, 2007 and 2006, are true and correct. I further affirm that neither StanCorp Equities, Inc. nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Marilyn R. Bishop 2/29/08
Signature Date

Vice President, StanCorp Equities, Inc.
Title

Holly K Yoder
Notary Public

My Commission Expires:

OFFICIAL SEAL
HOLLY K YODER
NOTARY PUBLIC-OREGON
COMMISSION NO. 419636
MY COMMISSION EXPIRES JULY 25, 2011

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: + 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
StanCorp Equities, Inc.
Portland, Oregon

We have audited the accompanying statements of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, cash flows, and changes in stockholder's equity for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 28, 2008

STANCORP EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
CASH AND CASH EQUIVALENTS	$8,354,633	$4,876,456
DUE FROM AFFILIATES	626,442	205,233
PREPAID EXPENSES	88,544	10,728
DEFERRED TAX ASSET — Net		25,065
PROPERTY, PLANT, AND EQUIPMENT	7,492	
OTHER ASSETS	212,392	2,476
TOTAL	$9,289,503	$5,119,958
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Commissions payable	$3,249,065	$1,899,052
Due to affiliates	652,496	
Taxes payable	87,928	57,549
Other liabilities	84,146	2,096
Total liabilities	4,073,635	1,958,697
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized, 10,000 issued and outstanding	5,000	5,000
Paid-in capital	5,083,696	3,045,000
Retained earnings	127,172	111,261
Total stockholder's equity	5,215,868	3,161,261
TOTAL	$9,289,503	$5,119,958

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
12b-1 fees	$ 6,079,251	$ -
Commission income	19,548,620	18,032,283
Interest income	180,672	142,652
Total revenues	25,808,543	18,174,935
EXPENSES:		
Commissions	19,567,882	18,032,281
Personnel	12,350,014	4,762,569
Rent	729,067	531,811
Travel and entertainment	1,784,192	785,179
Postage/telephone	410,337	306,473
Office supplies	381,522	216,488
Printing	1,150,254	399,526
Recruiting and relocation	74,869	43,762
Professional fees	27,004	20,498
Data processing software	58,840	8,733
Sales and marketing	1,515,597	190,130
Other	141,323	56,481
Total expenses	38,190,901	25,353,931
Operating expense offset for services provided by Standard	(12,564,605)	(7,321,645)
Net expenses	25,626,296	18,032,286
INCOME BEFORE INCOME TAX EXPENSE	182,247	142,649
INCOME TAX EXPENSE	166,336	53,579
NET INCOME	$ 15,911	$ 89,070

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 15,911	$ 89,070
Deferred taxes	25,065	(25,065)
Adjustments to reconcile net income to net cash provided by (used in) operating activities — changes in:		
Due to/from affiliates	231,287	(787,337)
Prepaid expenses	(77,816)	10,822
Other assets	(209,916)	(1,347)
Commissions payable	1,350,013	201,442
Taxes payable	30,379	49,586
Other liabilities	82,050	2,096
Net cash provided by (used in) operating activities	1,446,973	(460,733)
CASH FLOWS USED IN INVESTING ACTIVITIES — Purchase of property, plant, and equipment	(7,492)	
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution	2,538,696	2,000,000
Return of capital	(500,000)	
Net cash provided by financing activities	2,038,696	2,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	3,478,177	1,539,267
CASH AND CASH EQUIVALENTS — Beginning of year	4,876,456	3,337,189
CASH AND CASH EQUIVALENTS — End of year	$8,354,633	$4,876,456
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for:		
Income taxes	$ 110,892	$ 29,058

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE — January 1, 2006	$ 5,000	$ 1,045,000	$ 22,191	$ 1,072,191
Capital contribution		2,000,000		2,000,000
Net income			89,070	89,070
BALANCE — December 31, 2006	5,000	3,045,000	111,261	3,161,261
Capital contribution		2,538,696		2,538,696
Return of capital distribution		(500,000)		(500,000)
Net income			15,911	15,911
BALANCE — December 31, 2007	$ 5,000	$ 5,083,696	$ 127,172	$ 5,215,868

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker-dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the Financial Industry Regulatory Authority. Standard Insurance Company ("Standard"), a wholly owned subsidiary of StanCorp, has developed a registered group annuity contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

Effective January 1, 2007, the administration and operations of StanCorp's retirement plans unit, with group annuity contracts offered through Standard and the trust product offered through Invesmart, Inc. ("Invesmart"), which was acquired by StanCorp in July 2006, began operating under the name Standard Retirement Services ("SRS"). Retirement plan products are offered in all fifty states through Standard or SRS. Invesmart Securities, LLC, a broker dealer subsidiary of Invesmart, was merged with the Company effective January 1, 2007. Invesmart Securities, LLC had total assets of $1,477,127 and total liabilities of $938,431 as of December 31, 2006. Assets were transferred at fair value. There were no goodwill or intangible assets associated with the merger. As a result of this merger, the Company now collects 12b-1 fees and has substantially more employees, brokers and operating expenses.

Basis of Presentation — The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable — Commissions payable are due to registered representatives of the Company for Standard and SRS business sold or serviced.

Due to and From Affiliates — Amounts due from Standard were $626,442 and $205,233 at December 31, 2007 and 2006, respectively. At December 31, 2007, amounts due to affiliates included $370 to StanCorp, $75,097 to StanCorp Investment Advisors, and $577,029 to SRS. At December 31, 2006, there was no amount due to affiliates.

Other Assets — Other assets include commission receivables, primarily on accrued SRS client account sales.

Property, Plant and Equipment — At December 31, 2007 and 2006 the Company had $7,492 and $0 of property plant and equipment which is depreciated on a straight-line basis using a half-year

convention. Useful life is determined using StanCorp's asset life schedule. Current estimated useful life of fixed assets was 10 years as of December 31, 2007.

Other Liabilities — Other liabilities include accrued operating expenses incurred in generating the commission receivables.

12b-1 Revenue — 12b-1revenue represents fees paid by mutual fund companies to the Company for promotion, distribution, and marketing expenses. These fees are associated with SRS' trust plans.

Commission Income and Commission Expense — Commission expense represents commission payments to external brokers for Standard business sold or serviced. Commission expense also includes incentive compensation paid to the Company's representatives. Commission income is collected from Standard, which pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Personnel Expense represents salaries paid to the Company's personnel.

Operating expense offset for services provided by Standard – Related Party — Standard provides certain managerial and administrative services for the Company, including information systems, accounting, treasury, and other administrative services. These charges are netted against direct expense reimbursements by Standard and SRS pursuant to the Administrative Services Agreements with these affiliates. Sales office administration services include the expenses necessary to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes — For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. However, in accordance with StanCorp's policy, for financial statement purposes the Company computes the provision for income taxes as if it were filing a separate income tax return. Upon adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109*, on January 1, 2007, and throughout 2007, the Company did not have any material uncertain tax positions. The 2007 and 2006 financial statements included provisions for income tax expense of $166,366 and $53,579, respectively. Included in the provisions for federal income tax expense were $49,777 of deferred tax expense for 2007 and $25,065 of deferred tax benefit for 2006. Included in the December 31, 2007 taxes payable was a $26,896 deferred federal tax liability, at December 31, 2006 the deferred tax asset was $25,065. Total income taxes may differ from the amount computed by applying the federal corporate tax rate of 35% because of the net result of permanent differences and the inclusion of state and local income taxes, net of the federal benefit. The combined federal and state effective tax rates were 91.3% and 37.6% for 2007 and 2006, respectively. The effective rate differed from the statutory rate primarily due to permanent differences mostly related to non-deductible meals and entertainment expenses. It is the Company's accounting policy to record income tax interest and penalties in the income tax provision.

Credit Risk Concentration — Over the course of 2006 and 2007, the Company had cash balances in excess of the federally insured $100,000 limit at a single financial institution. The Company places its cash with high quality financial institutions.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification — Certain reclassifications have been made to the 2006 financial statements to conform to the 2007 presentation. Such reclassifications had no effect on net income/loss per the statement of operations or net assets and liabilities per the statement of financial condition.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission, which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $4,280,998 at December 31, 2007, which was $4,009,422 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.95 to 1 at December 31, 2007.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects, and net capital requirements. The Company distributed $500,000 to StanCorp during 2007. StanCorp contributed $2.5 million and $2.0 million to the Company in 2007 and 2006, respectively.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
COMPUTATION OF NET CAPITAL		
STOCKHOLDER'S EQUITY	$5,215,868	$3,161,261
LESS — Nonallowable assets	934,870	243,502
NET CAPITAL	$4,280,998	$2,917,759
COMPUTATION OF AGGREGATE INDEBTEDNESS		
TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENTS OF FINANCIAL CONDITION	$4,073,635	$1,958,697
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.95 to 1	0.67 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 271,576	$ 130,580
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 271,576	$ 130,580
EXCESS NET CAPITAL	$4,009,422	$2,787,179
EXCESS NET CAPITAL AT 1,000% (Net capital less 10% of total aggregate indebtedness)	$3,873,635	$2,721,889

There are no material differences between the amount reported above and the amount reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2007 AND 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: + 503 224 2172
www.deloitte.com

February 28, 2008

StanCorp Equities, Inc.
Portland, OR

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 28, 2008), in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END